SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of October 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     Attached to the Registrant’s Form 6-K for the month of October 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1.	Press Release dated October 13, 2006

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: October 17, 2006

F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Signal Processing Completes Private Placement of Units
Burnaby, B.C., Canada — October 13, 2006 — Spectrum Signal Processing Inc. today announced that it has closed a non-brokered private placement of 1,610,303 units, each unit comprised of one common share (the “Shares”) and one-quarter of one common share purchase warrant (the “Warrants”). Each unit was issued for a purchase price of US$0.70 or Cdn$0.78, for gross proceeds to Spectrum of approximately US$1.1 million.
Each whole Warrant entitles the holder to acquire one additional common share of Spectrum for a period of 18 months, at a price of US$0.80 or Cdn$0.89 per share.
Of the 1,610,303 units issued, 212,003 units were purchased by insiders of Spectrum.
The Shares and the common shares issued upon exercise of the Warrants are subject to resale restrictions and may not be traded before February 12, 2007. The Warrants are non-transferable.
The Shares, the Warrants and the common shares issuable upon exercise of the Warrants have not been and will not be registered under The U.S. Securities Act of 1933 (the “1933 Act”) and may not be offered or sold within the United States or to or for the account of U.S. persons except in certain transactions exempt from the registration requirements of the 1933 Act.
Spectrum intends to use the proceeds of the placement for general working capital purposes.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to Spectrum Signal Processing Inc. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

SPECTRUM CONTACTS
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
Email: brent_flichel@spectrumsignal.com